                                              Filing by Templeton Developing
                                              Markets Trust
                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933

                                              Subject Company: Templeton
                                              Emerging Markets Appreciation
                                              Fund, Inc.
                                              Commission File No. 811-08362

                                           TEMPLETON EMERGING MARKETS
                                           APPRECIATION FUND, INC.

                                           TEMPLETON DEVELOPING MARKETS TRUST

                                           TEMPLETON EMERGING MARKETS FUND, INC.

                                           Broward Financial Centre
FRANKLIN(R)TEMPLETON(R)                    500 E. Broward Blvd.
INVESTMENTS                                Suite 2100
                                           Ft. Lauderdale, FL 33394-3091
                                           Tel  954-527-7500
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE:

For  more  information,   please  contact  Franklin  Templeton   Investments  at
1-800-342-5236. Members of the media should contact Franklin Templeton Corporate
Communications at 650-312-3395.

             TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. AND
                       TEMPLETON DEVELOPING MARKETS TRUST
                        ANNOUNCE PROPOSED REORGANIZATION

             TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. AND
                      TEMPLETON EMERGING MARKETS FUND, INC.
          ANNOUNCE THAT THEIR PROPOSED REORGANIZATION WILL NOT PROCEED

Ft.  Lauderdale,  Florida,  March 19, 2002.  The Board of Directors of Templeton
Emerging Markets Appreciation Fund, Inc. ("TEA") (NYSE:TEA) today announced that it approved a proposal  providing for the  reorganization  of TEA into Templeton
Developing  Markets Trust ("Developing  Markets Trust"),  a registered  open-end management investment company. The proposed  reorganization  involves Developing
Markets  Trust's  acquisition  of  substantially  all  of the  assets  of TEA in
exchange  for  Advisor  Class  shares  of  Developing   Markets  Trust  and  the
distribution of Advisor Class shares of Developing Markets Trust to shareholders of TEA as a part of the liquidation  and  dissolution of TEA. This  transaction, which is expected to be tax-free, is subject to the approval of the shareholders of TEA, and, if approved,  shares will be exchanged  based on the respective net asset values of TEA and Advisor Class shares of Developing Markets Trust.

It is currently anticipated that during the six months after the reorganization, former TEA  shareholders  who redeem Advisor Class shares of Developing  Markets
Trust  received in the  reorganization,  will pay a redemption  fee of up to 2%.
This redemption fee will be paid to Developing  Markets Trust to help defray the transaction  costs  associated  with such a  redemption.  To help  preserve  the tax-free status of the proposed  reorganization  with Developing  Markets Trust, the previously  announced  discontinuation of TEA's open-market share repurchase program remains in effect.

The Boards of Directors of TEA and Templeton Emerging Markets Fund, Inc. ("EMF")
(NYSE: EMF) also today announced that the previously announced reorganization of
TEA into EMF, also a closed-end fund, will not proceed.

TEA's Board of Directors plans to submit the proposed reorganization of TEA into
Developing  Markets Trust to TEA's shareholders at TEA's upcoming Annual Meeting of  Shareholders  currently  scheduled for August 26, 2002. Any  solicitation of proxies by TEA in  connection  with its  shareholder  meeting  will be made only pursuant to separate proxy materials filed under federal  securities laws. It is anticipated  that these materials will be available in Summer 2002. There can be no assurances  that the  shareholders  of TEA will vote in favor of the proposed reorganization.

TEA is designed for investors seeking capital appreciation.  Under normal market conditions, TEA invests substantially all of its assets in a portfolio of equity securities and debt  obligations of issuers in emerging  market  countries.  TEA currently  has total assets of  approximately  $48 million.  Developing  Markets
Trust is designed for investors seeking long-term  capital  appreciation.  Under normal market conditions,  Developing Markets Trust invests its assets mainly in a portfolio of equity  securities of  developing  market  companies.  Developing
Markets Trust currently has total assets of approximately  $1.5 billion.  EMF is designed for investors  seeking  long-term  capital  appreciation.  EMF seeks to achieve  its  objective  by  investing  primarily  in  emerging  country  equity securities. EMF currently has total assets of approximately $158 million.

Templeton  Asset  Management  Ltd., the investment  adviser for TEA,  Developing
Markets  Trust and EMF,  is an  indirect  wholly  owned  subsidiary  of Franklin
Resources,  Inc.  (NYSE:  BEN), a global  investment  organization  operating as
Franklin(R)Templeton(R)Investments.  Franklin(R)Templeton(R)Investments provides global  and  domestic  investment  management  services  through  its  Franklin,
Templeton,  Mutual  Series  and  Fiduciary  Trust  subsidiaries.  The San Mateo,
CA-based  company  has over 50  years of  investment  experience  and over  $266
billion  in  assets  under   management  as  of  February  28,  2002.  For  more
information, please call 1-800-DIAL BEN(R).

                         -----------------------------

In connection with the proposed reorganization  transaction,  TEA and Developing
Markets Trust intend to file relevant  materials  with the U.S.  Securities  and
Exchange Commission ("SEC"),  including a Form N-14 combined proxy statement for
TEA and  registration  statement  for  Developing  Markets Trust that contains a
prospectus.   Because  those  documents  contain  important   information,   TEA
shareholders  are urged to read them,  if and when they become  available.  When filed with the SEC,  they will be available at the SEC's  website,  www.sec.gov.

                                      -2-

TEA   shareholders   can  also  obtain  copies  of  these  documents  and  other transaction-related  documents,  when  available,  for  free by  calling  TEA at
1-800-342-5236.

TEA, its  directors and executive  officers and certain  other  persons,  may be deemed to be participants in TEA's solicitation of proxies from its shareholders in connection with the proposed transaction.  Information about the directors is set forth in the proxy statement for TEA's 2001 Annual Meeting of  Shareholders.
Participants in TEA's  solicitation  may also be deemed to include the following executive  officers or other persons whose interests in TEA may not be described in the proxy statement for TEA's 2001 annual meeting:  Mark Mobius  (President);
Charles B. Johnson (Vice  President);  Rupert H. Johnson,  Jr. (Vice President);
Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L.
Flanagan  (Vice  President);  Jeffrey A. Everett (Vice  President);  John R. Kay
(Vice  President);  Murray L.  Simpson  (Vice  President  and Asst.  Secretary);
Barbara J. Green (Vice President and  Secretary);  David P. Goss (Vice President
and Asst.  Secretary);  Bruce S. Rosenberg  (Treasurer);  and Holly Gibson Brady
(Director of Corporate Communications - Franklin Resources, Inc.).

As of the  date  of  this  communication,  none  of the  foregoing  participants individually  beneficially  owns in excess of 1% of TEA's common  stock.  To the knowledge of TEA, none of its directors or executive  officers has any interest, direct or indirect,  by security  holdings or  otherwise  in TEA,  except as set forth  in  the  proxy  statement  relating  to  TEA's  2001  Annual  Meeting  of
Shareholders or as otherwise disclosed above.

TEA shareholders may obtain  additional  information  regarding the interests of the  participants  by reading  the proxy  statement/prospectus  relating  to the reorganization if and when it becomes available.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities  in any  jurisdiction
in  which  such  offer,   solicitation  or  sale  would  be  unlawful  prior  to
registration   or   qualification   under  the  securities   laws  of  any  such
jurisdiction.  No  offering  of  securities  shall be made  except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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